Exhibit 99.1

Press Release	Kornit Digital Acquires Voxel8,
Kornit Digital	Expanding Additive
12 Ha’Amal St., Afek Park,	Manufacturing Technology Portfolio for
Rosh-Ha’Ayin 4809246, Israel	Next Generation of Sustainable On-Demand
Tel: +972.3.908.5800	Textile Production
www.kornit.com

Investor Contact	Advanced 3D technology will enable deployment of unique,
Andrew G. Backman	high-value decorative and functional applications for
Global Head of Investor Relations	leading global brands
andrew.backman@kornit.com

August 10, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in digital textile production technologies, announced today the acquisition of all associated assets of Somerville, Massachusetts-based Voxel8.

Voxel8’s advanced additive manufacturing technology for textiles allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology.

“Voxel8’s innovative technologies and talent will help us accelerate the execution of our 4.0 strategy to digitize sustainable, on-demand textile production,” said Ronen Samuel, Kornit Digital Chief Executive Officer. “With this advanced and proven 3D technology, we will disrupt the business of fashion, empowering completely new creative decorative concepts and never-before-seen functional textile applications, while exploring new lucrative opportunities in the functional apparel and footwear markets.”

“By integrating Voxel8’s technology into Kornit’s product roadmap, we will be able to transform numerous market segments and verticals, accelerating our collective visions and technology advancements,” said Kobi Mann, Kornit Digital Chief Technology Officer. “Voxel8 offers direct 3D print-on-part capabilities, advanced design software that can be easily integrated with any production floor software workflow, and versatile chemistry enabling on-the-fly formulation of high-performance elastomers to change the material properties of the resulting printed structures by multiple orders of magnitude. This means reflective, high-density, silicone and metallics, as well as compression elements for sports and therapeutics, protection elements like cushioning and impact resistance, and functionality applications like anti-slip, waterproofing, and other qualities combining form and function that are key to Kornit’s vision of digitizing production in every conceivable manner.”

“Voxel8’s innovative and sustainable technology—tested by some of the world’s leading global fashion and footwear brands, such as Hush Puppies, which is part of Wolverine Worldwide, enables the digital creation of unique decorative and functional applications, while eliminating time and waste from the manufacturing process,” said Fred von Gottberg, Voxel8’s President and Chief Executive Officer. “Voxel8 shares Kornit’s vision of transforming the textile industry and couldn’t be more excited to be part of the journey to build the operating system of sustainable fashion on demand. We look forward to working together to embed Voxel8’s technology into Kornit’s customer offerings, which will collectively provide endless possibilities of enhanced applications and solutions.”

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) develops, manufactures, and markets industrial digital printing technologies for the garment, apparel, and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software, and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe, and Asia Pacific, and serves customers in more than 100 countries and states worldwide. For more information, visit Kornit Digital at www.kornit.com.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans, and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing, and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink, and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of, and the degree of recovery from, the global COVID-19 pandemic, which could potentially impact once again, in a material adverse manner, the Company’s operations, financial position, and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 25, 2021. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events, or otherwise, except as required by law.

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